FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of June, 2015

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F            ☒           Form 40-F            ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes            ☐           No            ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             ]

NATIONAL BANK OF GREECE S.A.

Resolutions of the 2015 Annual General Assembly of NBG

National Bank of Greece announces that today, 19 June 2015, at 12:00 hours, it held its Annual General Meeting of Shareholders in the Melas Building, Athens.

The said Meeting convened:

•                  in respect of items 1-8 and 10 of the Agenda with a quorum of 30.20% of total common voting shares (with the exception of common shares issued in favor of the HFSF (under article 7a par. 3 of Law 3864/2010));

•                 in respect of items 9 and 11 of the Agenda with a quorum of 70.15% of total common voting shares (including the common shares issued in favor of the HFSF (under article 7a par. 3 of Law 3864/2010)), and adopted the following resolutions:

1.                                      Approved, following submission of the Board of Directors’ and the Auditors’ Reports, the Annual Financial Statements for the financial year 2014.

2.                                      Discharged the members of the Board of Directors and the Auditors of the Bank, of ETHNIKI KEFALAIOU S.A. (absorbed through merger), and ETHNODATA S.A. (absorbed through merger) from any liability for indemnity regarding the Annual Financial Statements and management for the year 2014.

3.                                      Elected certified auditors Deloitte Hadjipavlou Sofianos & Cambanis S.A. to undertake the audit of the Annual and Six-monthly Financial Statements of the Bank and the Financial Statements of the Group for the year 2015, and determined their remuneration.

4.                  Elected a new Board of Directors with a term of 3 years, i.e. through to the AGM of 2018, pursuant to a) the Bank’s Articles of Association, b) the Corporate Governance Code and the Board Nominations Policy in force, and c) Law 3016/2002, Law 4261/2014 and the Relationship Framework Agreement (RFA) between the Bank and the Hellenic Financial Stability Fund (“HFSF”). Accordingly, the Board is composed of the following 13 members:

Members:

• Ms. Loukia Tarsitsa (Louka) Katseli, Chair

• Mr. Leonidas Fragkiadakis, CEO

• Mr. Paul Mylonas, Deputy CEO

• Mr. Dimitrios Dimopoulos, Deputy CEO

• Mr. Efthymios Katsikas, non-executive member

• Mr. Stavros Koukos, non-executive member

Independent non-executive members:

• Mr. Andreas Boumis

• Mr. Dimitrios Afendoulis

• Mr. Spyridon Theodoropoulos

• Mrs. Alexandra Papalexopoulou-Benopoulou

• Mr. Petros Sabatacakis

Shareholders’ Representatives (under Law 3723/2008, Law 3864/2010):

• Mrs. Angeliki Skandaliari, Representative of the Hellenic Republic

• Mr. Charalampos Makkas, Representative of the HFSF

It is noted that the members of the Board of Directors of credit institutions are subject to constant review of their suitability (fit & proper) and final approval by the Single Supervisory Mechanism of the European Central Bank.

5.                                      Approved the remuneration of the Board of Directors of the Bank and of ETHNIKI KEFALAIOU S.A., which was absorbed through merger, for the financial year 2014 (pursuant to Article 24 par. 2 of Codified Law 2190/1920), determined the remuneration of the Chairman of the Board, the CEO, the Deputy CEOs and non-executive Board members through to the AGM of 2016, approved, for the financial year 2014, the remuneration of the Bank’s Board members in their capacity as members of the Bank’s Audit, Corporate Governance & Nominations, Human Resources & Remuneration, Risk Management, and Strategy Committees, and determined their remuneration through to the AGM of 2016, and approved the contracts of the Bank with members of the Board, under Article 23a of Codified Law 2190/1920.

6.                                      Granted permission, pursuant to Article 23 par. 1 of Codified Law 2190/1920 and Article 30 par. 1 of the Bank’s Articles of Association, for Board members, General Managers, Assistant General Managers and Managers to participate on the Board of Directors or in the management of NBG Group companies pursuing similar or related business goals.

7.                                      Elected as regular members of the NBG Board Audit Committee, with a term through to the AGM of 2016, Mr. Petros Sabatacakis, Mr. Dimitrios Afendoulis, Mr. Andreas Boumis and Mr. Charalambos Makkas.

8.                                      Approved the amendment of Article 24 par. 2 and 3 of the Bank’s Articles of Association.

9.                                      Approved the commitment of funds amounting to €3,013,550.23 from the taxable reserve of account 41.04.00.00.00, and the creation of an equivalent special taxed reserve to cover the Bank’s own participation in the NSRF program (ICT4GROWTH action), and non-distribution of the amount before the lapse of five years from the completion and commencement of the production phase of the investment.

10.                               Approved authorization for the Board to increase the Bank’s share capital, as per Article 13 of Codified Law 2190/1920 and/or arrange the issue of convertible bond loans, as per Article 3a of Codified Law 2190/1920 and Article 5 of the Bank’s Articles of Association, as amended.

Athens, 19th June 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Nikolaos Voutychtis
(Registrant)

Date: June 23rd, 2015
Deputy Chief Financial Officer

/s/ George Angelides
(Registrant)

Date: June 23rd, 2015
Director, Financial Division